CLIFFORD CHANCE US LLP

David Yeres Partner DIRECT TEL +1 212 878 8075 david.yeres@cliffordchance.com

April 24, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Silver Trust.

Ladies and Gentlemen:

On behalf of Barclays Global Investors International Inc, in its capacity as sponsor of the iShares Silver Trust, transmitted herewith for filing pursuant to Regulation S-T via the Securities and Exchange Commission’s EDGAR system is pre-effective amendment No. 3 to the Registration Statement filed on Form S-1 on June 17, 2005 (Registration No. 333-125920).

The filing fee of $110,167.20 pursuant to Rule 457(d) of the Securities Act of 1933, as amended, was wire transferred in connection with the original filing in compliance with 17 C.F.R.202.3a.

If you have any comments or questions regarding this filing, you may contact me at 212-878-8075 or Edgard Alvarez at 202-912-5007.

Very truly yours,

/S/ DAVID YERES
David J. Yeres